EXHIBIT 99.1

Mr. Eitan Livneh Elected to Board of Directors of Magal Security Systems

Press Release: Magal Security Systems Ltd – Mon, Dec 3, 2012

YAHUD, Israel, December 3, 2012 /PRNewswire/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that on Nov. 29th the Board of Directors of the Company elected Mr. Eitan Livneh to serve as a Board member until the next Annual General Meeting of the Company. Eitan will continue to serve as the Company's President and CEO.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world's most demanding locations.

Magal S3 offers holistic and integrated solutions for critical sites, managed by Fortis4G - our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

For more information:

Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com